GRASIM
ADITYA BIRLA GROUP

RECEIVED
2009 APR 23 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30th March, 2009 082-03322

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that the Company has commissioned its new 3.3 MTPA Clinkerisation Plant at Kotputli (Rajasthan).

Thanking you,

Yours faithfully,

Acmalu

**Ashok Malu**
**Company Secretary**

09045943

dlw 4/24

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)